UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2011.

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ___________ to ___________ .

Commission File Number 1-34020

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

Micrel, Inc. 401(k) Plan
Table of Contents

Financial Statements and Schedule	Page(s)

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-16

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the Micrel, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.
San Francisco, California
June 27, 2012

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010
____________

	2011	2010
ASSETS

Investments, at fair value:
Registered investment companies	$46,211,597	$44,781,801
Money market funds	6,785,582	7,169,627
Employer common stock	580,193	625,903

Total investments at fair value	53,577,372	52,577,331

Notes receivable from participants	1,071,885	1,176,508
Employee contributions receivable	107,030	116,663
Employer contributions receivable	397,000	693,000
Other receivable	-	5,638

Total receivables	1,575,915	1,991,809

Net assets available for benefits	$55,153,287	$54,569,140

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2011
____________

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,442,432

Total investment income	1,442,432

Interest on notes receivables from participants	64,709

Contributions and rollovers:
Participants’ salary deferrals	4,214,997
Employer contribution	397,000
Participant rollovers	105,962

Total contributions and rollovers	4,717,959

Total additions to net assets	6,225,100

Deductions from net assets attributed to:
Net decrease in fair value of investments	2,323,612
Benefits paid to participants	3,310,371
Administrative expenses	6,970

Total deductions from net assets	5,640,953

Net increase in net assets	584,147

Net assets available for benefits:
Beginning of year	54,569,140

End of year	$55,153,287

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the “Company” or “Employer”), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980 and was most recently restated effective February 8, 2010. Plan provisions under the restatement have remained fairly consistent with the prior Plan document. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Company is the administrator of the Plan. As administrator, the Company has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan. Fidelity Management Trust Company was the appointed trustee for the Plan effective February 2010, and acted at the direction of the Plan’s administrator. The Company paid the majority of all necessary and proper expenses incurred in the administration of the Plan. Such expenses primarily comprise legal fees, auditing fees, and expenses relating to the maintenance of the Plan’s records.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan upon hire date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan’s eligibility provisions. The Plan includes automatic enrollment for all new employees, which will commence 30 days after hire date. Deferral contributions for employees entered under the automatic enrollment is 3%. Eligible participants will automatically be enrolled into the Plan unless they elect to opt out by informing the Plan administrator.

Contributions

Annually, participants may elect to defer a portion of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a “rollover contribution” from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company’s board of directors.  Effective September 30, 2011 the employer profit sharing contributions made to the Plan are invested in the Fidelity Freedom Funds as elected by Participants.  All of the existing employer profit sharing contributions in the Plan previously invested as directed by the Company were transferred into the Fidelity Freedom Funds based on the date of birth of participants and are now available for investment at the direction of the participants in their choices of the Fidelity Freedom Funds.

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

1.	Description of the Plan, continued

Contributions, continued

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and earnings thereon and an allocation of (a) the Company’s contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants’ non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service, vesting 20% per year after 2 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death. If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note receivable terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes receivable are secured by the remaining balance in the participant’s account and bear interest at rates that range from 4.25% to 10.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and/or administrative expenses. At December 31, 2011 and 2010, there were $236,473 and $216,605 in forfeited nonvested accounts, respectively. There was $1,025 in forfeitures applied to reduce administrative expenses and

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

1.	Description of the Plan, continued

Forfeitures, continued

$11,000 was used to reduce employer profit sharing contributions during the Plan year ended December 31, 2011.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

2.	Summary of Significant Accounting Policies, continued

Recognition of Benefit Payments

Benefits are recorded when paid.

Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standard Update No. 2011-04, which amends ASC Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards.  The amendments explain how to measure fair value.  They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance.  Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure.  This guidance is effective for interim and annual periods beginning after December 15, 2011.  The Plan does not anticipate that the adoption of this guidance will have an impact on the Plan's financial statements.

3.	Fair Value Measurements

Accounting Standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below:

Level 1–Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2–Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

3.	Fair Value Measurements, continued

Level 3–Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Employer common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies:  Valued at the quoted market net asset value (NAV) of shares held by the plan at year end.

Money market funds:  Valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

3.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Target Date Fund	$8,954,799	$-	$-	$8,954,799
Large Growth	7,854,532	-	-	7,854,532
Mid Cap	6,726,089	-	-	6,726,089
Intermediate-Term Bond	6,102,021	-	-	6,102,021
Large Blend	4,397,360	-	-	4,397,360
Mid Cap Growth	2,817,115	-	-	2,817,115
Mid Cap Value	2,792,051	-	-	2,792,051
Foreign Large Blend	1,977,233	-	-	1,977,233
Small Growth	1,938,415	-	-	1,938,415
Intermediate Govt.	937,068	-	-	937,068
Moderate Allocation	686,493	-	-	686,493
Diversified Emerging Markets	480,862	-	-	480,862
Retirement Income	351,200	-	-	351,200
Small Cap	196,359	-	-	196,359

Total registered investment
companies	46,211,597	-	-	46,211,597

Money market funds	6,785,582	-	-	6,785,582
Employer common stock	580,193	-	-	580,193

Total assets at fair value	$53,577,372	$-	$-	$53,577,372

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

3.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large Growth	$8,943,468	$-	$-	$8,943,468
Mid Cap	7,409,728	-	-	7,409,728
Intermediate-Term Bond	6,835,304	-	-	6,835,304
Large Blend	5,626,773	-	-	5,626,773
Mid Cap Growth	3,167,178	-	-	3,167,178
Foreign Large Blend	2,880,481	-	-	2,880,481
Mid Cap Value	2,865,427	-	-	2,865,427
Small Growth	2,621,360	-	-	2,621,360
Target Date Fund	1,023,689	-	-	1,023,689
Short Government	826,497	-	-	826,497
Diversified Emerging Markets	793,053	-	-	793,053
Moderate Allocation	781,072	-	-	781,072
Small Cap	535,170	-	-	535,170
Intermediate Govt.	420,651	-	-	420,651
Retirement Income	51,950	-	-	51,950

Total registered investment
companies	44,781,801	-	-	44,781,801

Money market funds	7,169,627	-	-	7,169,627
Employer common stock	625,903	-	-	625,903

Total assets at fair value	$52,577,331	$-	$-	$52,577,331

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

4.         Investments

The following presents the fair values of individual investments, participant directed and non-participant directed, representing five percent (5%) or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010

Fidelity Retirement Money Market	$6,785,582	$7,169,627
Harbor Cap APPR Inv	$5,737,878	$6,882,443
Pimco Total Return Admin	$4,445,686	$5,238,321
Fidelity Low Priced Stock	$3,419,962	$3,886,343
Spartan 500 Index Inv	$3,334,761	$3,766,427
Spartan Extended Market Index Inv	$3,306,127	$3,523,385
Morgan Stanley Institutional Mid Cap
Growth Fund CL P	$2,817,115	$3,167,178
Artisan Mid Cap Value	$2,792,051	$2,865,427
Thornburg International Value R4	$-	$2,863,082

During 2011, the Plan’s investments depreciated in value by $2,323,612 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	(2,175,767)
Employer common stock	(147,845)

$(2,323,612)

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

5.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2011	2010

Net assets:
Registered investment companies (mutual
funds) and cash	$-	$6,759,088
Money market funds	$-	$435,875
Employer contributions receivable	$-	$693,000
Other receivable	$-	$5,638

Changes in net assets:
Interest and dividends	$663
Realized and unrealized loss in investments	(494,134)
Contributions	704,000 *
Benefits paid to participants	(246,286)
Transferred to participant directed accounts	(7,159,206)

	$(7,194,963)

*There was $11,000 of forfeitures used to reduce employer profit sharing contributions.

6.	Tax Status

The Plan uses a prototype plan document sponsored by Fidelity Management & Research Company. Fidelity Management & Research Company received an opinion letter from the IRS dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS. Therefore, no provisions for income tax have been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

7.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2011 and 2010 was as follows:

	Number
	of Shares	Fair Value

2011	57,290	$579,198
2010	48,105	$624,886

The Micrel Stock Fund invests primarily in the Company’s common stock. The remainder of the Micrel Stock Fund, $995 and $1,017 at December 31, 2011 and 2010, respectively, is invested in a money market fund to allow for timely handling of exchanges, withdrawals and distributions.

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

9.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per financial statements	$55,153,287	$54,569,140
Employee contributions receivable	(107,030)	(116,663)
Employer contributions receivable	(397,000)	(693,000)

Net assets available for benefits per Form 5500	$54,649,257	$53,759,477

Continued

Micrel, Inc. 401(k) Plan

Notes to Financial Statements
____________

9.	Reconciliation to Form 5500, continued

The following is a reconciliation of income received per the financial statements to Form 5500 for the year ended December 31, 2011:
Net increase in net assets per financial statements	$584,147
2010 Employee contributions accrued on financial statements,
recorded in Form 5500 in 2011	116,663
2010 Employer contributions accrued on financial statements,
recorded in Form 5500 in 2011	693,000
2011 Employee contributions accrued on financial statements,
to be recorded in Form 5500 in 2012	(107,030)
2011 Employer contributions accrued on financial statements,
to be recorded in Form 5500 in 2012	(397,000)

Total net income per Form 5500	$889,780

10.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent event has occurred since December 31, 2011 that requires recognition or disclosure in the financial statements.

MICREL, INC. 401(k) PLAN
Trust EIN: 94-2526744
Schedule H, Line 4i
Plan Number 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
____________

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower,
	Lessor, or Similar Party	Description of Investment	Fair Value

*	Fidelity Retirement Money Market	Money Market, various rates	$6,785,582
*	Micrel Stock Fund	Stock Fund	$580,193
	Harbor Cap APPR Inv	Mutual Fund	$5,737,878
	Pimco Total Return Admin	Mutual Fund	$4,445,686
*	Fidelity Low Priced Stock	Mutual Fund	$3,419,962
*	Spartan 500 Index Inv	Mutual Fund	$3,334,761
*	Spartan Extended Market Index Inv	Mutual Fund	$3,306,127
	Morgan Stanley Institutional Mid Cap
	Growth Fund CL P	Mutual Fund	$2,817,115
	Artisan Mid Cap Value	Mutual Fund	$2,792,051
*	Fidelity Freedom 2025	Mutual Fund	$2,150,172
*	Fidelity Fund	Mutual Fund	$2,116,654
	TCW Small Cap Growth CL N	Mutual Fund	$1,938,415
	Thornburg International Value R4	Mutual Fund	$1,930,174
*	Fidelity Freedom 2020	Mutual Fund	$1,707,282
	Vanguard Total Bond Market Inv	Mutual Fund	$1,656,335
*	Fidelity Freedom 2015	Mutual Fund	$1,408,827
	MFS Value Fund Class R4	Mutual Fund	$1,062,599
*	Fidelity Government Income	Mutual Fund	$937,068
*	Fidelity Freedom 2030	Mutual Fund	$914,012
*	Fidelity Freedom 2000	Mutual Fund	$730,012
*	Fidelity Freedom 2010	Mutual Fund	$700,825
	Oakmark Equity & Income I	Mutual Fund	$686,493
*	Fidelity Freedom 2035	Mutual Fund	$677,730
	Lazard Emerging Markets Equity Instl	Mutual Fund	$480,862
*	Fidelity Freedom Income Fund	Mutual Fund	$351,200
*	Fidelity Freedom 2005	Mutual Fund	$261,268
*	Fidelity Freedom 2040	Mutual Fund	$206,604
	Invesco US Small Cap Value A	Mutual Fund	$196,356
*	Fidelity Freedom 2045	Mutual Fund	$103,044
*	Fidelity Freedom 2050	Mutual Fund	$95,023
*	Spartan International Index Inv	Mutual Fund	$47,062
*	Participant Loans	4.25% to 10.5%, various maturities	$1,071,885

*	Party-in-interest.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 27, 2012	By:	/s/ Clyde R. Wallin
Clyde R. Wallin
Vice President, Finance and Human Resources and Chief Financial Officer

EXHIBITS
Exhibit Number	Description of Exhibit
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm

19